Exhibit 99.1
Gmarket Reports 1Q08 GMV of 933.4 Billion Won
Seoul, South Korea, April 3, 2008 — Gmarket Inc. (NASDAQ: GMKT) (“Gmarket”) announced today that its gross merchandise value (“GMV”) totaled 933.4 billion Won (approx. US$944.2 million) for the first quarter of 2008, representing a 29% increase over the first quarter of 2007. GMV is defined as the total value of all items sold on an e-commerce marketplace.
The Company’s top three product categories in terms of percentage of first quarter 2008 GMV were as follows: (1) computers and electronics: 32% (compared to 32% in the previous quarter and 32% in first quarter 2007), (2) clothing and accessories: 28% (compared to 33% in the previous quarter and 34% in first quarter 2007), and (3) food and child care products: 15% (compared to 13% in the previous quarter and 13% in first quarter 2007).
“Despite the usual seasonal slowdown in the first quarter compared to the fourth quarter, we are pleased with the solid growth momentum in our first quarter GMV and the increasing contributions from product categories such as food, furniture and sporting goods,” said Duckjun (D.J.) Lee, Chief Financial Officer of Gmarket. “One of our key strategies for 2008 is managing sustainable growth while continuing to improve our profitability, and we believe that we are on track to achieve these objectives.”
The Company plans to report its first quarter 2008 results and to hold a conference call with investors and analysts to discuss the first quarter 2008 results after the NASDAQ stock market closes on April 29, 2008 in New York (Wednesday, April 30, 2008 in Seoul).
Notes: (1) The Dollar amounts provided in this release are based on the exchange rate of 988.60 Won to US$1.00, which is the noon buying rate in effect on March 31, 2008 as quoted by the Federal Reserve Bank of New York. (2) GMV should not be construed as an alternative to operating income or any other measure of performance determined in accordance with U.S. GAAP. Other companies may determine GMV differently than Gmarket does.
About Gmarket
Gmarket Inc. is a leading retail e-commerce marketplace in Korea, offering buyers a wide selection of products at competitive prices and sellers a comprehensive and flexible sales solution. Gmarket’s e-commerce marketplace is highly scalable and facilitates the sale of products in small or large quantities to a large number of potential buyers in a convenient, cost effective and secure manner. Gmarket’s e-commerce marketplace is located primarily at www.gmarket.co.kr.
Safe Harbor Under the Private Securities Litigation Reform Act of 1995

Certain statements in this filing on Form 6-K may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project,” “continue,” “plan” or “predict” or the negative thereof or other similar words, although not all forward-looking statements will contain these words. These forward-looking statements are based on the Company’s current assumptions, expectations and projections about future events. All forward-looking statements involve risks and uncertainties that may cause the Company’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including, but not limited to, the Company’s ability to diversify revenues; the Company’s ability to compete effectively in a highly competitive industry; the Company’s ability to anticipate and access technological developments in the Company’s industry; the Company’s ability to recruit and retain quality employees as the Company grows; the Company’s ability to implement the Company’s growth strategies; and economic and political conditions in and outside of Korea. Investors should consider the information contained in the Company’s submissions and filings with the SEC, including the Company’s registration statement on Form F-1, as amended, together with such other documents as the Company may submit to or file with the SEC from time to time, including on Form 20-F and 6-K. The forward-looking statements speak only as of this filing on Form 6-K and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.
Contacts:
Paul J. Lee
Gmarket Inc.
+82-2-3016-4372
plee@gmarket.co.kr
In the U.S.
Tyler Wilson
The Ruth Group
+1-646-536-7018
twilson@theruthgroup.com

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